Exhibit 99.1

Per Carlsson new President of Volvo Trucks North America Division

STOCKHOLM, Sweden--Per Carlsson has been appointed new President and CEO of Volvo Trucks North America Division (NASDAQ:VOLV). Per Carlsson is today responsible for Volvo Powertrain Sweden and he will take up his new position on January 1, 2008.

Per Carlsson, 47, has previously held various positions in the Volvo Group. Prior to his current position at Volvo Powertrain Sweden, he was CFO at Volvo Trucks. He is succeeding Peter Karlsten.

Starting December 1, Peter Karlsten will take on the position as President and CEO of Volvo Powertrain. He will also assume the role as Senior Vice President Technology for the Volvo Group and become a new member of the Group Executive Committee. October 23, 2007

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Volvo Trucks provides complete transport solutions for professional and business-driven customers. The company offers a full range of medium to heavy duty trucks, with a strong global network of 3,000 service points in more than 130 countries. In 2006 Volvo Trucks sold more than 105,000 trucks worldwide. Volvo Trucks is a part of the Volvo Group, one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides solutions for financing and service.

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